Corporate Universe, Inc.
2093 Philadelphia Pike #8334
Claymont, DE 19703

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
Washington, DC 20549

June 25, 2021

Re:         Corporate Universe, Inc.
Amendment No. 1 to Registration Statement on Form 10-12G
Filed June 21, 2021
File No. 000-56271

We are in receipt of the Commissions Comment Letter dated June 24, 2021, and hereby submit responses thereto for review:

Amendment No. 1 to Registration Statement on Form 10-12G filed June 21, 2021

General 1.

Comment 1. Please revise the registration statement to include the required interim financial information for the three months ended March 31, 2021. Reference is made to Rule 8-08 of Regulation S-X. Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. To the extent you are unable to update your financial statements prior to effectiveness, please withdraw the Form 10 and re-file a new Form 10 that is in compliance with this comment.

Response 1. The registration statement has been revised to include the required interim financial information for the three months ended March 31, 2021.

Page 2 Business History, page 1

Comment 2. We note your response to comment 3 and we reissue it in part. Please revise the disclosure to provide the nature of the ongoing business and assets of Zapgo Limited, including descriptions of its patents and intellectual property. Please also identify the "Administrator" and clarify the services or other value provided in return for the $270,000.00 immediate payment of fees owed to the Administrator.

Response 3. The registration statement has been revised to describe the ongoing business and assets of Zapgo Limited, including further descriptions of patents and intellectual property. The disclosure was also revised to describe the administrator’s role (which, in the United Kingdom, is essentially the same role as a trustee in bankruptcy in the United States). Under the terms of sale agreement between the administrator and Oxcion Limited, Oxcion paid a deposit of £110,000 to secure the Zapgo Assets and then was to make five further instalments of £70,000 each totaling £350,000, with the final balance due by February 28, 2021. The $270,000 paid to the administrator on February 28, 2021 represents three installments for the months of December 2020, January 2021 and February 2021 (for a total of £210,000). The $270,000 therefore represents part of the purchase of the assets from the adminstrators and not the payment of services.

Additionally, attached is an IP Summary review for each of the Patents – in general the patents relate to battery technology, battery charging, energy storage, super capicators, rechargeable power source , ultra capacitors, batteries with carbon containing electrodes and ionic liquid electrolytes.

Exhibit 99.3, page 1

Comment 3. It appears your acquisition of Oxicon Limited is significant to require separate audited financial statements pursuant to Rule 8-04 of Regulation S-X. Please clarify and/or revise accordingly.

Response 3. Because the Company’s acquisition of Carbon-Ion Energy, Inc. and its subsidiary, Oxcion Limited, has not yet closed, our auditors have not yet prepared separate audited financial statements for Oxcion Limited, and do not feel that they should be included prior to the closing of the acquisition.

Exhibit 99.3, page 9

Comment 4. We note you have provided a pro forma condensed balance sheet as of December 31, 2020 and March 31, 2021. Please note that pro forma balance sheet presentation should be based as of the end of the most recent period provided within your filing pursuant to Rule 11-02(c)(1) of Regulation S-X by way of Rule 8-05 of Regulation S-X. Please revise accordingly.

Response 4. The registration statement has been revised accordingly.

Certain Relationships and Related Transactions, page 18

Comment 5. Please revise to address the agreement with Sutton Global and clarify the nature of the services Mr. Sutton's consulting business is providing. For example, the agreement refers to identifying strategic alliances and merger and acquisition candidates.

Response 5. The registration statement has been revised to clarify the nature of the services Mr. Sutton’s consulting business is providing. Mr. Sutton, as the acting CEO, has been responsible for seeking business and merger candidates for Corporate Universe, Inc. His services in that regard allowed the Company to identify the opportunity with Carbon-Ion/Oxcion Limited, which is detailing in the registration statement, and scheduled to close once the registration statement is effective, and the Company has obtained a market maker’s support under 15c-211. Mr. Sutton’s current role is to see that the Carbon Ion transaction closes. Once that transaction has closed, Mr. Andrew Sispoidis of Carbon Ion will become the new CEO, and Mr. Sutton will resign.

Legal Proceedings, page 18

Comment 6. We note the reference to the trading suspension that occurred in February 2021. Please disclose the reasons for imposition of the trading suspension.

Response 6. The registration statement has been revised to language quoting directly from the SEC’s release here: https://www.sec.gov/litigation/suspensions/2021/34-91093.pdf.

Sincerely,

 Corporate Universe, Inc.

/s/ Isaac H. Sutton

Isaac H. Sutton
Chairman and Chief Executive Officer